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                                                 Exhibit (a)(8) to Schedule TO-T
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            SHANER COMMENCES CASH TENDER OFFER FOR FIFTY-ONE PERCENT
                 OF INTERSTATE HOTEL CORPORATION'S PUBLIC STOCK

     PITTSBURGH -- April 3, 2002 -- Shaner Hotel Group announced today that it is commencing a cash tender offer to purchase 2,465,332 shares of Class A Common stock of Interstate Hotels Corporation (NASDAQ: IHCO) for $3.00 per share. This represents a significant premium to recent market prices. Shaner currently owns 333,500 Class A shares, or approximately 6.08 percent of those shares. The completion of the tender offer would result in Shaner owning approximately 51 percent.

     "Shaner Hotel Group is making this offer to increase its investment in Interstate Hotels because we believe in the long-term value of Interstate," said Lance T. Shaner, chairman and chief executive officer. "The offer gives shareholders the chance to sell some of their shares at a significant premium and still retain an interest in Interstate's future growth."

     The tender offer is conditioned upon: (1) a minimum of 2,465,322 shares of Class A Common Stock being tendered, and (2) removal of Interstate's poison pill. The offer is subject to other customary conditions, but is not conditioned upon financing. The tender offer and withdrawal rights are scheduled to expire at 5:00 p.m., Pittsburgh, Pennsylvania, time on Friday, May 10, 2002, unless extended.

     N.S. Taylor & Associates, Inc. is acting as information agent for the offer.

     Shaner Hotel Group, with over $260 million in assets, is a privately held, fully integrated hotel company which specializes in the acquisition, refurbishment, repositioning, development, and long-term ownership of full-service hotels. Shaner also has extensive limited-service and extended-stay experience. The Company owns 22 hotels, representing ten different hotel brands in 15 states. Formed in 1983, Shaner is headquartered in State College, Pa.

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                                                   Shaner Commences Tender Offer
                                                                   April 3, 2002
                                                                          Page 2

     More detailed information pertaining to Shaner's tender offer is set forth in its tender offer statement and other filings made and to be made with the Securities and Exchange Commission. Shaner urges shareholders to read its tender offer statement and other relevant documents that have been and may be filed with the SEC, because they do and will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about Shaner Hotel Group and Interstate Hotels, without charge, at the SEC's website at www.sec.gov. Copies of any filings containing information about Shaner Hotel Group may also be obtained, without charge, by directing a request to Shaner Hotel Group Limited Partnership, 1965 Waddle Road, State College, PA 16803, 814.234.4460.

     This press release may contain forward-looking information. Any forward-looking statements may involve risks and uncertainties that could cause actual results to differ materially from any future results included within the forward-looking statements. Factors that could cause or contribute to such differences include those matters disclosed in filings with the Securities and Exchange Commission.

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Available for Interviews:  Lance T. Shaner, Chairman and Chief Executive Officer
                           Shaner Hotel Group